UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.                   General Identifying Information
1.                  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[X]          Merger
[  ]            Liquidation
[  ]            Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[  ]            Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Nuveen Massachusetts Dividend Advantage Municipal Fund
3.	Securities and Exchange Commission File No.: 811-09451
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X]          Initial Application                                      [  ]          Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
333 West Wacker Drive, Chicago, Illinois 60606
6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Fatima Sulaiman
K&L Gates LLP
1601 K Street, NW
Washington DC  20006
 (202) 778-9000
Fatima.Sulaiman@klgates.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Nuveen Investments
333 W. Wacker Dr.
Chicago, IL 60606
1-800-257-8787

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
[X]           Management company;
[  ]            Unit investment trust; or
[  ]            Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[  ]          Open-end                        [X]          Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Adviser: Nuveen Fund Advisors, LLC
333 West Wacker Dr.
Chicago, Illinois 60606
Phone: (312) 917-7700

Sub-Adviser:  Nuveen Asset Management, LLC
333 West Wacker Dr.
Chicago, Illinois 60606
Phone: (312) 917-7700

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
N/A
13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable
(a) (b)	Depositor’s name(s) and address(es): Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[  ]            Yes            [X]            No
If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]            Yes            [  ]            No
If Yes, state the date on which the board vote took place:

At a meeting held on May 20-22, 2013
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]            Yes            [  ]            No
If Yes, state the date on which the shareholder vote took place:
March 7, 2014
If No, explain:
II.         Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X]            Yes            [  ]            No
(a)	If Yes, list the date(s) on which the fund made those distributions:
June 9, 2014
 (b)            Were the distributions made on the basis of net assets?
[X]            Yes            [  ]            No
(c)            Were the distributions made pro rata based on share ownership?
[X]            Yes            [  ]            No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:
Were any distributions to shareholders made in kind?
[  ]            Yes            [  ]            No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities?
[X]            Yes            [  ]            No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
Preferred shareholders of each Acquired Fund received the same number of Acquiring Fund MuniFund Term Preferred Shares (“MTP Shares”), having substantially identical terms, as the outstanding MTP Shares of the Acquired Fund held by such preferred shareholders immediately prior to the closing of the Reorganizations.
Holders of common shares received newly issued common shares of the Acquiring Fund, the aggregate net asset value of which was equal to the aggregate net asset value of the common shares of such Acquired Fund held as of the close of trading on the business day immediately prior to the closing of the Reorganizations. Fractional shares were sold on the open market and shareholders received cash in lieu of such fractional shares.
18.               Has the fund distributed all of its assets to the fund’s shareholders?
[X]            Yes            [  ]            No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[  ]            Yes            [X]            No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.               Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[  ]              Yes          [X]            No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[  ]            Yes            [  ]            No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[  ]            Yes            [X]            No
If Yes,
(a)            Describe the type and amount of each debt or other liability:
(b)            How does the fund intend to pay these outstanding debts or other liabilities?
IV.               Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $310,000
(ii)	Accounting expenses: $5,000
(iii)	Other expenses (list and identify separately):
             -Proxy Print and Mail: $110,205
             -Rating Agency and Listing Fees: $46,923
             -Miscellaneous:  $25,095
(iv)	Total expenses: $497,222
(b)	How were those expenses allocated?
The expenses were allocated ratably between the Funds listed below based on the relative expected benefits to each Fund during the first year following the Reorganizations.  The percentages below represent each Fund’s share of the total expenses of the Reorganizations.
10.4% - Nuveen Massachusetts Premium Income Municipal Fund
6.6% - Nuveen Massachusetts Dividend Advantage Municipal Fund
83.0% - Nuveen Massachusetts AMT-Free Municipal Income Fund

(c)          Who paid those expenses?
Nuveen Massachusetts Premium Income Municipal Fund - $51,656
Nuveen Massachusetts Dividend Advantage Municipal Fund - $32,675
Nuveen Massachusetts AMT-Free Municipal Income Fund - $412,891

(d)          How did the fund pay for unamortized expenses (if any)?
N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[  ]            Yes            [X ]            No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.                 Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[  ]            Yes            [X]            No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[  ]            Yes            [X]            No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Nuveen Massachusetts Premium Income Municipal Fund
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-07484

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Agreement and Plan of Reorganization filed as Appendix A of Joint Proxy Statement/Prospectus on October 18, 2013 under file number 333-190942 on Form 497 (SEC Accession No. 0001193125-13-404011).
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nuveen Massachusetts Dividend Advantage Municipal Fund, (ii) he or she is the Vice President and Secretary of Nuveen Massachusetts Dividend Advantage Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Kevin J. McCarthy

Name: Kevin J. McCarthy

Title: Vice President and Secretary